Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi to invest €350 million in Canadian vaccine facility

•	Expansion demonstrates company’s commitment to innovation and leadership in global public health

•	New Toronto facility is one of the largest-ever investments by Sanofi in a single building

•	Significantly increases capacity to meet growing demand for pediatric and booster vaccines

PARIS – April 12, 2018 – Sanofi is investing €350 million (CAD $500 million) for the construction of a new state-of-the-art vaccine manufacturing facility at the Sanofi Pasteur Canadian headquarters in Toronto, Ontario. The investment bolsters the company’s Canadian operations and its commitment to advancing public health around the world.

The announcement will be made during an event today at Sanofi Pasteur’s Toronto facility. Attendees will include the Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development, Government of Canada, the Honourable Steven Del Duca, Minister of Economic Development and Growth, Government of Ontario, and members of Sanofi’s executive leadership.

“Canada has a strong legacy in the research and development of vaccines. With this investment, Sanofi is renewing our longstanding commitment to making Canada central in our effort to protect and improve human health across the globe,” said David Loew, Executive Vice President and Head of Sanofi Pasteur. “Vaccines save three million lives every year and this new facility will take us one step closer to a world where no one suffers or dies from a vaccine-preventable disease.”

The new facility will allow Sanofi Pasteur, the vaccines global business unit of Sanofi, to meet the growing demand of five-component acellular pertussis (5-acP) antigen. Upon completion in 2021, the new building will also be equipped to produce the antigens used in the diphtheria and tetanus vaccines.

“This project is one of the most important investments for the Sanofi global industrial network,” said Philippe Luscan, Executive Vice President, Global Industrial Affairs, Sanofi. “It demonstrates our continued commitment to manufacturing excellence and to better serving our vaccines portfolio to people all over the world.”

About the Sanofi Pasteur Canadian Facilities

Founded as the Connaught Antitoxin Laboratories and University Farm in 1917, Sanofi Pasteur’s Canadian facility has supported numerous scientific breakthroughs while making significant public health contributions. The Toronto site was home to the world’s first large-scale commercial insulin production and was the sole supplier of the diabetes treatment to Canadians until the 1980s. It also produced a highly accessible antitoxin for diphtheria, the leading public health threat to Canadian children in the early 1900s, and was an important partner in the eradication of polio in North America and smallpox around the world.

About Sanofi

Sanofi is dedicated to supporting people through their health challenges. We are a global biopharmaceutical company focused on human health. We prevent illness with vaccines, provide innovative treatments to fight pain and ease suffering. We stand by the few who suffer from rare diseases and the millions with long-term chronic conditions.

With more than 100,000 people in 100 countries, Sanofi is transforming scientific innovation into healthcare solutions around the globe.

Sanofi, Empowering Life

Media Relations Contact Laurence Bollack Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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